UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joshua H. Levine
President and Chief Executive Officer
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With Copies to:

Scott M. Stanton, Esq.	Joseph A. Newcomb, Esq.
Morrison & Foerster LLP	Vice President, Secretary
12531 High Bluff Drive	and General Counsel
Suite 100	Mentor Corporation
San Diego, California 92130	201 Mentor Drive
(858) 720-5100	Santa Barbara, California 93111
(805) 879-6000

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mentor Corporation (the “Company”) initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by Maple Merger Sub, Inc., a Minnesota corporation (“Offeror”), and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent” or “Johnson & Johnson”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.10 per share, at a purchase price of $31.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 8. Additional Information.
Item 8 is amended and supplemented by adding the following text thereto:
“On January 6, 2009, the Company, Parent and the Offeror entered into a Letter Agreement which amended the Merger Agreement to provide that the Offeror will extend the Offer until 5:00 p.m., New York City time, on January 16, 2009, unless further extended. The Letter Agreement is filed as Exhibit (e)(8) hereto and is incorporated herein by reference. The waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), has expired. Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied. Other regulatory clearances required for the closing of the Offer remain pending. Parent anticipates receipt of those clearances on or prior to January 15, 2009 and, accordingly, the Offer has been extended to reflect this timetable. The full text of the press release issued by Parent on January 6, 2009 announcing the extension of the Offer and the expiration of the HSR Act waiting period is filed as Exhibit (a)(2)(O) hereto and is incorporated herein by reference.
On January 2, 2009, The Booth Family Trust, alleging itself to be a shareholder of Seller, filed a purported shareholder class action complaint in the United States District Court for the Central District of California, captioned The Booth Family Trust v. Whitters et al., Case No. CV09-00010, in connection with the Offer and the Merger. The complaint names as defendants the Company, the members of the Board and certain Company officers and alleges that the defendants breached and/or aided and abetted the breach of their fiduciary duties in connection with the sale of the Company. The suit seeks various equitable relief related to the Offer and the Merger and the process by which offers or potential offers are evaluated and also seeks the costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees.
In addition, on January 2, 2009, the court in Hardy v. Mentor Corporation et al., Case No. 27-CV-08-30823 in the District Court for the Fourth Judicial District of the State of Minnesota, granted defendants’ motion to stay the case in light of In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357, pending in Santa Barbara County Superior Court. Further, on January 6, 2009, the court in In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357, ordered Police and Fire Retirement System of the City of Detroit v. Mentor Corporation et al., Case No. 1304489, consolidated as part of In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357.”
Item 9. Exhibits
Item 9 is hereby amended and supplemented by adding the following exhibits:
“(a)(2)(O)	Press Release issued by Johnson & Johnson on January 6, 2009.*

(e)(8)	Letter Agreement, dated as of January 6, 2009, by and among Johnson & Johnson, Maple Merger Sub, Inc. and Mentor Corporation (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed with the SEC by Mentor Corporation on January 7, 2009).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 7, 2009

By:	/s/ Joseph A. Newcomb
Name: Joseph A. Newcomb
Title: Vice President, Secretary and General Counsel